Exhibit 1.01

LSB Industries, Inc.

Conflict Minerals Report

For the reporting period from January 1, 2015 to December 31, 2015

This Conflict Minerals Report (“Report”) of LSB Industries, Inc. (the “Company,” “we,” “us” or “our”) is prepared pursuant to Rule 13p-1 (“Rule”) promulgated under the Securities Exchange Act of 1934, as amended, and Form SD for the reporting period January 1, 2015 to December 31, 2015.

The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products and the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals, which we collectively refer to in this Report as the “Conflict Minerals,” are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten. The “Covered Countries” for purposes of the Rule and this Report are the Democratic Republic of the Congo (“DRC”), the Republic of the Congo, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola. As described in this Report, certain of the Company’s operations manufacture, or contract to manufacture, products, and Conflict Minerals are necessary to the functionality or production of those products.

This Report relates to products (a) for which Conflict Minerals are necessary to the functionality or production of that product, (b) that were manufactured, or contracted to be manufactured by the Company, and (c) for which the manufacture was completed during calendar year 2015.

Company Overview

We are a manufacturing company operating primarily in two lines of business - production of chemicals and production of heating, ventilation, air conditioning and heat pump products (“HVAC”). Our chemical business produces ammonium nitrate, anhydrous ammonia, nitric acid, sulfuric acid, and other chemicals used by our customers in the agricultural, industrial and mining industries. Products designed and manufactured by our HVAC business are targeted for installation in new buildings, renovation of existing buildings, and replacement of existing heating and air-conditioning systems.

Company’s Products Covered by this Report

We are downstream in the supply chain and several levels removed from the actual mining of Conflict Minerals, which makes tracing materials back to their mine and source country of origin a difficult and complex endeavor. The Company does not directly purchase raw ore or unrefined Conflict Minerals including in the DRC or adjoining countries. The Company is not a vertically integrated manufacturer and instead utilizes components produced by others in its products in the HVAC business. As a result, we manufacture products which likely contain Conflict Minerals due to the anticipated presence of such minerals in parts and components obtained from some of our suppliers.

Based upon an analysis of our product lines within our multiple business units that comprise our chemical and HVAC businesses, we have determined that the products produced by our HVAC businesses are subject to the reporting requirements under the Rule. These products, which we refer to in this Report collectively as the “Covered Products,” are heating, ventilation and air conditioning products consisting of geothermal and water source heat pumps, hydronic fan coils, large custom air handlers, modular geothermal and other chillers and related products.

Our HVAC products are more fully described on our website, www.lsbindustries.com, under the “Climate Control Business” tab. The content of our website that is referenced in this Report is for general information only and is not incorporated by reference in this Report.

The Company’s Due Diligence Process

Due Diligence Measures.

Our due diligence measures undertaken included the following:

(a)	We adopted a Conflict Minerals Policy that is available on the website at www.lsbindustries.com under “Investors” in “Conflict Minerals.” The Conflict Minerals Policy includes a method for reporting violations of the policy.

(b)	We assembled an internal team to support supply chain due diligence. Our internal system for Conflict Minerals identification and reporting obligations includes the participation of management within our HVAC business, personnel with responsibilities over Covered Products and component vendors, and our corporate legal personnel.

(c)	We engaged a third-party service provider, Source Intelligence, (a) to provide better transparency within our mineral supply chains (b) to facilitate training, communication of policies and expectations, and awareness of the Rule to our employees (c) to identify minerals suppliers in our supply chain for possible 3TG products (d) to facilitate training of suppliers regarding the Rule, and (e) to collect, store, and review information on 3TG sourcing practices.

(d)	Our legal department provides the Company’s audit committee and senior executives the results of the due diligence efforts, and the Company has multiple longstanding grievance mechanisms whereby whistleblowers, employees and suppliers can report violations of the Company’s policies, including our Conflict Minerals Policy.

(e)	Where practical, the Company incorporates a Conflict Minerals clause which is included in its HVAC purchase order standard terms and conditions.

Implementation of RCOI and Due Diligence.

The Company conducted a good faith reasonable country of origin inquiry (“RCOI”) regarding the Conflict Minerals. The good faith RCOI is designed to determine which suppliers utilized parts containing Conflict Minerals and whether any of the Conflict Minerals originated in the Covered Countries. The Company’s due diligence measures conform generally to the framework in the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chain of Minerals from Conflict-Affected and High Risk Areas: Second Edition, including the related supplements on gold, tin, tantalum and tungsten (“OECD Guidance”). To complete the RCOI, Source Intelligence engaged the Company’s suppliers to collect information about the presence and sourcing of tantalum, tin, tungsten and gold (3TG) used in the products and components supplied to the Company. Information was collected and stored using an online platform provided by Source Intelligence.

Supplier Engagement

The RCOI began with an introduction email from us to each of our applicable direct suppliers describing the Conflict Minerals Compliance Program (CMCP) requirements and identifying Source Intelligence as a partner in the process. In an effort to increase awareness of the CMCP, supporting regulation, and frequently asked questions (FAQs) concerning 3TG mineral tracing, the email included reference to the Source Intelligence Conflict Minerals Supplier Resource Center (https://conflictmineralsresources.com). Source Intelligence sent a subsequent email to suppliers containing a registration and survey request link for the on-line data collection platform.

Subsequent engagement followed these steps:

(a)	Following the initial introductions to the program and information request, reminder emails were sent to each non-responsive supplier requesting survey completion.

(b)	Suppliers who remained non-responsive to these email reminders were contacted by telephone and offered assistance. This assistance included, but was not limited to, further information about the CMCP, an explanation of why the information was being collected, a review of how the information would be used and clarification regarding how the information needed could be provided.

If, after these efforts, a given supplier still did not register with the system or provide the information requested, an escalation process was initiated. The Company contacted these suppliers by email and phone to request their participation in the program. Source Intelligence followed-up these communications with a further request for registrations and survey responses. Suppliers were given a final deadline of April 15, 2016 to provide information about the metal processors present in their supply chains for the 2015 reporting year. A number of suppliers failed to respond.

Suppliers were asked to provide information regarding the sourcing of their materials with the ultimate goal of identifying the 3TG smelters or refiners (“SORs”) and associated mine countries of origin.

If a supplier had not already assembled information about the origins of any 3TG, Source Intelligence requested information for its suppliers of products or components which may require 3TG for their production or functionality. Any suppliers so identified, and subsequent tiers of suppliers as needed, were then engaged following the contact procedures explained above. When contact information was provided, Tier 2 and beyond suppliers were contacted via email or phone in order to build a chain-of-custody back to the 3TG SOR. In order to address and meet the concerns of suppliers regarding their need to maintain the confidentiality of their data, Source Intelligence executed non-disclosure agreements when requested.

At our request, Source Intelligence evaluated supplier responses for plausibility, consistency, and gaps both in terms of which products were stated to contain or not contain necessary Conflict Minerals, as well as the origin of those materials. Suppliers were automatically contacted by the Source Intelligence platform in an attempt to resolve the following “quality control” flags:

•	One or more smelter or refiners (SORs) were listed for an unused metal;

•	SOR information was not provided for a used metal, or SOR information provided was not a verified metal processor;

•	Supplier answered “yes” to sourcing from the DRC, but none of the SORs listed are known to source from the region;

•	Supplier indicated that they have not received conflict minerals data for each metal from all relevant suppliers;

•	Supplier indicated they have not identified all of the SORs used for the products included in the declaration scope;

•	Supplier indicated they have not provided all applicable SOR information received; and

•	Supplier indicated 100% of the Conflict Minerals for products covered by the declaration originates from scrap/recycled sources, but one or more SORs listed are not known to be exclusive recyclers.

Due Diligence Results

A total of 212 direct suppliers were identified for conflict mineral regulatory purposes and contacted as part of the RCOI process conducted by Source Intelligence. The response rate among these suppliers was 67%. Of these responding suppliers, 48% indicated one or more of the Conflict Minerals as necessary to the functionality or production of the products they supply to the Company.

Based on Source Intelligence’s source smelter/refiner database, there was an indication of DRC sourcing of some materials for 30 out of 358 verified smelters/refiners. Of those 30 smelter/refiners, 19 are certified by the CFSP or the London Bullion Market Association (LBMA) and agree to:

•	provide downstream customers with verified information about the smelter’s/refiner’s sourcing activities,

•	assist smelters/refiners in demonstrating conformance to the OECD Due Diligence Guidance,

•	assist downstream companies in meeting Dodd-Frank reporting requirements, and

•	enable downstream companies to source conflict-free minerals which helps to remove the incentive for violence in the DRC.

Based on the information obtained pursuant to our good faith due diligence process, the Company does not have sufficient information with respect to the Covered Products to determine the country of origin of the Conflict Minerals in the Covered Products.

Improving Due Diligence and Risk Mitigation

The Company will continue to undertake the following actions during 2016 to improve its due diligence and mitigate the risk that the necessary Conflict Minerals in its products benefit or finance armed groups:

(a)	The Company will continue to work with vendors who provided incomplete or insufficient information in an effort to obtain complete and accurate information in 2016.

(b)	The Company will request information and supporting data from each vendor providing parts to the Company that are subject to 2016 reporting requirements by utilizing the EEIC-GeSI Conflict Minerals Reporting Template; and will pursue a completed template response that identifies material down to the smelter and mine.

(c)	The Company will provide its Conflict Minerals Policy to suppliers as part of its EEIC-GeSI Conflict Minerals Reporting Template based supplier inquiry process for 2016.

(d)	The Company includes a Conflict Minerals clause in its HVAC purchase order standard terms and conditions. Current agreements are reviewed and a Conflict Minerals clause is added as practical.

(e)	The Company will continue training relevant employees regarding the Rule and the Company’s Conflict Minerals Policy.

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